UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14F-1

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Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

Commission file number: 001-41372

A SPAC II ACQUISITION CORP.
(Exact name of registrant as specified in its corporate charter)

British Virgin Islands	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
289 Beach Road #03-01 Singapore 199552	N/A
(Address of Principal Executive Offices)	(Zip Code)

(65) 6818 5796
Registrant’s telephone number, including area code:

(Former Address of Principal Executive Offices and Zip Code)

Approximate Date of Mailing: July 16, 2025

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

July 15, 2025

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF A SPAC II ACQUISITION CORP. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Schedule 14F-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to “Company,” “we,” “us,” and “our” refer to A SPAC II Acquisition Corp.

INTRODUCTION

This Information Statement is being mailed on or about July 16, 2025 to the holders of record at the close of business on July 2, 2025 (the “Record Date”) of the Class A and Class B ordinary shares, no par value (as defined below) (the “Ordinary Shares”), of A SPAC II Acquisition Corp., a British Virgin Islands company (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board of Directors” or the “Board”) other than by a meeting of shareholders.

You are receiving this Information Statement in connection with the expected designation of new members to the Board of Directors of the Company, in connection with the sale of 60.5% of the equity interests of A SPAC II (Holdings) Corp. (the “Sponsor”). On June 23, 2025, the Sponsor, the then holder of (i) 4,900,000 Class A ordinary shares of the Company, (ii) 8,966,000 private warrants of the Company and (iii) 100,000 Class B ordinary share of the Company, and certain other Company insiders (together with the Sponsor, the “Sellers”) entered into a purchase agreement (the “Purchase Agreement”) with Yip Tsz Yan (the “Buyer”) pursuant to which, among other things, the Buyer acquired 60.5% of the outstanding and issued ordinary shares, no par value per share of the Sponsor (each a “Ordinary Share”). The transactions contemplated by the Purchase Agreement (the “Transactions”) closed on July 7, 2025 (the “Closing” and such date, the “Closing Date”). In connection with the Closing, the Company will implement the following changes in management and the board of directors: (i) Ms. Yip Tsz Yan will replace Serena Shie as the Chief Executive Officer and Claudius Tsang as the Chief Financial Officer; and (ii) each of Malcolm F. MacLean IV, Anson Chan, Bryan Biniak and Paul Cummins has tendered his resignation as a director, effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record (the “Director and Officer Handover Date”). The Company has designated four (4) new directors: Ms. Yip Tsz Yan, Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao to fill the vacancies left by four (4) of our five (5) incumbent directors: Malcolm F. MacLean IV, Anson Chan, Bryan Biniak and Paul Cummins, effective as of the Director and Officer Handover Date (such new directors, collectively, the “14F Directors”).

Please read this information statement carefully. It contains certain biographical and other information concerning the 14F Directors.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF A SPAC II ACQUISITION CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 23, 2025, the Sellers and the Buyer entered into the Purchase Agreement, pursuant to which the Sellers sold to the Buyer an aggregate of 60.5% of the total outstanding and issued Ordinary Shares of the Sponsor.

The current directors of the Company as of the date of this Information Statement are Malcolm F. MacLean IV, Anson Chan, Ka Wo Chan, Bryan Biniak and Paul Cummins. Each of Malcolm F. MacLean IV, Anson Chan, Bryan Biniak and Paul Cummins has tendered his resignation as a director, effective 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record (the “Director and Officer Handover Date”). Ka Wo Chan will remain as a director of the Company following the foregoing resignations.

Malcolm F. MacLean IV, Anson Chan, Bryan Biniak and Paul Cummins will be replaced by Ms. Yip Tsz Yan, Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao as directors of the Company on the Director and Officer Handover Date.

To the Company’s knowledge, the nominees have not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

No action is required by our shareholders in connection with this Information Statement.

VOTING SECURITIES

As of the date hereof, we are authorized to issue a maximum of 551,000,000 shares with no par value divided into (i) 500,000,000 Class A ordinary shares, (ii) 50,000,000 Class B ordinary shares and 1,000,000 preferred shares, of which 5,587,978 Class A ordinary shares were issued and outstanding and 100,000 Class B ordinary shares were issued and outstanding. No preferred share was issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law.

Each of the members of our board of directors serve for a term as determined by the holders of Class B ordinary shares prior to the closing of a business combination. Prior to the closing of a business combination the Company may by resolution of the holders of Class B ordinary shares elect all of the directors and holders of record our Class A Ordinary Shares will not be entitled to vote on the election of directors during such time. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors at a time and of an amount they fit if they are satisfied, on reasonable grounds, that, immediately after the dividends payment, the value of our assets will exceed its liabilities and we will be able to pay our debts as and when they fall due.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 500,000,000 Class A ordinary shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Class A ordinary shares which we are authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Ordinary Shares immediately before and after the closing of the transactions contemplated by the Purchase Agreement by:

(i)     each person who is known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;

(ii)    each of our current executive officers and directors;

(iii)   each of the new executive officer and four 14F Directors effective as of the Director and Officer Handover Date.

As of the Closing Date, there were a total of 5,687,978 ordinary shares outstanding, of which 5,587,978 are Class A ordinary shares and 100,000 are Class B ordinary shares. Unless otherwise indicated, it is believed that all persons named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The table below does not include any Ordinary Shares underlying our outstanding warrants or rights because these securities are not exercisable within 60 days of the date hereof.

	Class A ordinary shares		Class B ordinary shares(2)		All ordinary shares
Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Approximate Percentage of Voting Control
Five Percent Holder
A SPAC II (Holdings) Corp.(3)	4,900,000	87.7%	100,000	100%	87.9%
Current Directors and Executive Officers
Serena Shie	—	—	—	—	—
Claudius Tsang	—	—	—	—	—
Malcolm F. MacLean IV	—	—	—	—	—
Anson Chan	—	—	—	—	—
Ka Wo Chan	—	—	—	—	—
Bryan Biniak	—	—	—	—	—
Paul Cummins	—	—	—	—	—
All current officers and directors as a group (seven individuals)	—	—	—	—	—
New Executive Officer and 14F Directors(1)
Yip Tsz Yan(4)	4,900,000	87.7%	100,000	100%	87.9%
Tsang Wing Sze	—	—	—	—	—
Luk Sui Cheung Peter	—	—	—	—	—
Minjie Mao	—	—	—	—	—
All incoming Executive Officer and 14F Directors (four individuals)	4,900,000	87.7%	100,000	100%	87.9%

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*        Less than 1%

(1)      Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Ordinary Shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)      Based on 100,000 Class B ordinary shares issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date) and 100,000 Class B ordinary shares issued and outstanding immediately after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date).

(3)      Our Sponsor is controlled by Ms. Yip Tsz Yan.

(4)      Consists of shares owned by A SPAC II (Holdings) Corp.

Change in Control

Except for the transactions contemplated by the Purchase Agreement, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

LEGAL PROCEEDINGS

To our management’s knowledge, we are not aware of any material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company’s Board of Directors has appointed Ms. Yip Tsz Yan, Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao as the new member of the Board of Directors, effective as of the Director and Officer Handover Date.

Under the terms of the Purchase Agreement, upon the Company meeting its information obligations under the Exchange Act, including the filing and mailing of this Information Statement, the Board of Directors of the Company will consist of five directors, until his/her successor(s) shall have been duly elected or appointed and qualified or until his/her earlier death, resignation or removal in accordance with the Company’s amended and restated articles of association.

The following sets forth information regarding (i) the Company’s officers and directors immediately prior to the Closing and (ii) the 14F Directors and nominees. There is no agreement or understanding between the Company and each current or proposed officer or director pursuant to which he or she was selected as an officer or director.

Name	Age	Position
Serena Shie	36	Outgoing Chief Executive Officer
Claudius Tsang	48	Outgoing Chief Financial Officer
Malcolm F. MacLean IV	56	Outgoing Director and Chairman
Anson Chan	61	Outgoing Director
Bryan Biniak	56	Outgoing Director
Paul Cummins	60	Outgoing Director
Ka Wo Chan	42	Director
Yip Tsz Yan	32	Incoming Chief Executive Officer and Chief Financial Officer and 14F Director
Tsang Wing Sze	41	14F Director
Luk Sui Cheung Peter	70	14F Director
Minjie Mao	42	14F Director

The experience of our directors and executive officers immediately prior to the Closing is as follows:

Ms. Serena Shie has served as our Chief Executive Officer since August 2022. Ms. Shie has approximately a decade of experience in capital markets, property development and entrepreneurship. Since January 2025, Ms. Shie has served as Director of Pallas Trust Group Limited. Since March 2022, Ms. Shie has been the Executive Director and Chief Operations Officer of A SPAC (HK) Acquisition Corp, until the company’s dissolution in February 2025. Since 2021, Ms. Shie has been a Director of A SPAC (Holdings) Group Corp, which engages in SPAC sponsorship and project management. Since 2020, Ms. Shie has been the Chief Executive Officer of First Euro Investments Limited, a company engaged in project management, including special purpose acquisition company projects, and SPAC sponsorship. Ms. Shie has also served as the Director of Lion Pride Properties Corp. since 2018, which invests into development of high rises in the Philippines. Ms. Shie has served as the Chief Executive Officer of Jumpstart Media since March of 2020, and is overseeing the growth of the office. Jumpstart Media is an English print publication in APAC covering tech startups. Ms. Shie served as the President, Chief Financial Officer and Director of Model Performance Acquisition Corp. from March 2021 until it closed its business combination with MultiMetaVerse Inc. in January 2023. From 2015 to 2017, Ms. Shie was an associate in the Hong Kong office of Latham & Watkins, LLP, where she worked on capital market transactions, with a focus on debt offerings, IPO and M&A. Ms. Shie holds a Bachelor from New York University, and a J.D. degree from Harvard Law School.

Mr. Claudius Tsang has served as our Chief Financial Officer since July 2021. He was our Chief Executive Officer from April 2021 until August 2022. Mr. Tsang has over 20 years of experience in capital markets, with a strong track record of success in private equity, M&A transactions, and PIPE investments. Since 2022, Mr. Tsang has been the non-executive director of Unity Group Holdings International Limited (SEHK:1539), a publicly listed investment company engages in the leasing and trading of energy saving products in Hong Kong. During his 15-year career at Templeton from 2005 to 2007 and from 2008 to 2020, Mr. Tsang served in various positions, including Co-head of Private Equity (North Asia) at Templeton Asset Management Limited and a Partner of Templeton Private Equity Partners, Partner, Senior Executive Director, and Vice President. Mr. Tsang was responsible for the overall investment, management, and operations activities of Templeton Private Equity Partners in North Asia. His role encompassed overseeing the analysis and evaluation of opportunities for strategic equity investments in Asia. From July 2007 to May 2008, Mr. Tsang joined Lehman Brothers, where he managed private equity projects in Hong Kong, China, Taiwan and the United States. Mr. Tsang served as the Chief Executive Officer and Chairman of Model Performance Acquisition Corp., from March 2021 and July 2021 respectively, until it closed its business combination with MultiMetaVerse Inc. in January 2023. Since November 2022, he has served as the Chief Executive Officer, Chief Financial Officer and Chairman of A Paradise Acquisition Corp. He served as the Chief Executive Officer from September 2021 and, from July 2024 and until its closing of its business combination with Hotel101 Global Holdings Corporation on June 30, 2025, served as the Chief Financial Officer and Chairman of JVSPAC Acquisition Corp. From February 2024 to July 2024, Mr. Tsang served as a director of International Media Acquisition Corp. Mr. Tsang has served, from April 2021, as the Chief Executive Officer, and from July 2021, as the Chairman and Chief Financial Officer of A SPAC I Acquisition Corp, until it closed its business combination with NewGenIvf Group Limited in April 2024. Since 2021, Mr. Tsang has been a Director of A SPAC (Holdings) Group Corp, which engages in SPAC sponsorship and project management. Mr. Tsang has served, since September 2021, as the Chief Executive Officer, and since July 2024, as the Chief Financial Officer and Chairman of A SPAC III Acquisition Corp. Mr. Tsang has served as the Director and Chief Executive Officer of A SPAC (HK) Acquisition Corp from February 2022 and March 2022, respectively, until the company’s dissolution in February 2025. Mr. Tsang served as a director of the CFA Society of Hong Kong from 2013 to 2019. Mr. Tsang obtained a postgraduate certificate in sustainable business from the University of Cambridge in 2023, a Master of Business Administration from the University of Chicago Booth School of Business in 2017, a bachelor’s degree in law from Tsinghua University in 2005, and a bachelor’s degree in engineering from the Chinese University of Hong Kong in 1998. Mr. Tsang is also a CFA charter holder and a Certified ESG Analyst (CESGA) certification holder.

Mr. Malcolm F. MacLean IV has served as our Independent Non-executive Chairman since May 2022. Mr. MacLean has almost 3 decades of experience in the global investment business with a focus on the acquisition of private and public real estate debt and equity securities and direct property throughout Japan and non-Japan Asia, the United States and Europe, having structured and consummated over US$20 billion of investments over his career. Since its inception in 2006, Mr. MacLean has been the Founder, Managing Partner and Director of Star Asia Group, with offices in Tokyo and the U.S. Mr. MacLean is responsible for the day-to-day investment activities at the firm as Co-chair of the Investment Committee. Since its inception in December 2006, Star Asia Group has acquired or developed over $9 billion of real estate and real estate related assets. In 2009, Mr. MacLean co-founded Taurus Capital Partners LLC, which makes opportunistic investments in public and private companies, partnerships and other structured vehicles globally. Previously, Mr. MacLean was the President, Portfolio Manager and Head Trader for Mercury Global Real Estate Advisors LLC, a global real estate investment firm with offices in Greenwich, Tokyo, Singapore and Hong Kong. In addition, Mr. MacLean has extensive experience as Lead Manager in originating, structuring and executing equity, debt and M&A transactions for public and private real estate companies globally having advised in and completed transactions totaling in excess of $15 billion while an investment banker for eight years (1992-1999). Mr. MacLean was a Senior Vice President of PaineWebber’s and Kidder Peabody & Co’s (now UBS) Real Estate Investment Banking Groups in New York. Through one of the

Star Asia Group entities, Mr. MacLean is the sponsor of Star Asia Investment Corporation (TSE: 3468), a publicly traded JREIT with approximately JPY260 billion of assets under management in 2021. Since 2019, he has been a Member of the Board of Directors of Polaris Holdings Co., Inc. (TSE: 3010), an owner and operator of hotels in Japan. Mr. MacLean studied International Economics at Cambridge University in England and graduated from Trinity College in Hartford, Connecticut with a B.A. in Economics and Law.

Mr. Anson Chan has served as our director since May 2022. Mr. Chan has over 20 years of experience in investment, capital markets and corporate management. Since 2007, Mr. Chan has served as the Chairman and Chief Executive Officer of Bonds Group of Companies*, a multi-national investment company with businesses ranging from financial investments to real estate development, investment property management and hotel operations. The Bonds Group of Companies* owns and operates commercial, retail, hotel, and residential properties in prime locations in China, Taiwan, Singapore, Canada, the USA, and the U.K. Under Mr. Chan’s leadership, the Bonds Group of Companies* has expanded to approximately $2 billion in net assets. From 2005 to 2008, Mr. Chan was a Senior Advisor to the Hong Kong office of Elliott Associates, a leading U.S. based activist investment fund manager with assets under management of over $10 billion. From 2000 to 2004, Mr. Chan was an Associate Director for Nomura International, a leading Japanese investment bank. While at Nomura International, Mr. Chan was responsible for finding and structuring investments into pre-IPO investments. From 1998 to 2000, Mr. Chan was at AIG Investment Corporation (“AIGIC”), a subsidiary of AIG that provided investment advice and asset management services. He was responsible for developing new investment opportunities in private equity and oversaw the Pearl River Delta Fund’s divestment process. Mr. Chan obtained his Bachelor of Arts degree with a double major in Economics and Political Science from the University of California, Berkeley, and an M.B.A. from University of Toronto, Canada. He is currently enrolled in a Ph.D. programme at Fudan University’s School of International Relations and Public Administration in Shanghai, China.

The “Bonds Group of Companies” is NOT, per se, a registered legal entity

Mr. Bryan Biniak has served as our Independent Director since May 2022. Mr. Biniak has over 25 years of experience in corporate management, business development, product innovation and entrepreneurship within a range of industries, spanning the technology, mobile, automotive, digital commerce and entertainment sectors. Since 2021, Mr. Biniak has served as a President and Chief Marketing Officer at Songtradr and General Manager of Bandcamp Inc., a B2B music technology company. In 2016, Mr. Biniak cofounded ConnectedTravel, a connected vehicle platform and application services company, and has served as the Chairman and Chief Executive Officer since its establishment. From 2015 to 2016, Mr. Biniak was an Entrepreneur in Residence at NGP Capital, Nokia Corporation’s venture capital company where he led virtual reality, augmented reality, and mixed reality strategy and investments. Mr. Biniak accumulated extensive experience from his previous positions as General Manager and Partner at Microsoft from 2014 to 2015, and Global Vice President and General Manager at Nokia from 2010 to 2014 where he led their global app store business, developer ecosystem, platform and tool development supporting Nokia’s numerous device owners. He founded and served Chief Executive Officer at Jacked, a provider of interactive television application services for sports broadcasting from 2006 to 2010. Mr. Biniak also serves as a board member at numerous institutions, including Los Angeles Auto Show and AutoMobility LA since 2014, Boston University’s College of Arts & Sciences since 2009, and has been a member of the board of trustees at New Roads School in California since 2019. Mr. Biniak holds a Bachelor of Arts in International Relations, Business and Economics from Boston University.

Mr. Paul Cummins has served as our Independent Director since May 2022. Mr. Cummins has almost three decades of experience in investment, accountancy, strategic management, and business management. In 2008, Mr. Cummins co-founded Pyrrho Management Ltd., a family investment fund with assets and investments across the globe, and has served as Investment Director. Mr. Cummins is responsible for managing the company’s global assets, seeking new investment opportunities, and overseeing the strategic development of the company. From 2005 to 2008, Mr. Cummins served as Chief Financial Officer for Sino Era Ltd. and Yifung Alternative Energy Ltd., an alternative energy business. From 2000 to 2005, Mr. Cummins served as Senior Trader for Nomura International Plc. London and Hong Kong under Nomura’s proprietary investment team. From 1998 to 2000, Mr. Cummins served as Senior Manager at KPMG Hong Kong. Over the years, Mr. Cummins has cumulated extensive experience from his directorship and partnerships at numerous companies, including as Director at Crimson Tiger Ltd. since 2016 and

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*        Note 1: The “Bonds Group of Companies” refers to a group of private affiliated companies beneficially-owned by the Bonds Chan Family Unit Trust.

Non-executive Chairman at Pacific Jade Corporate Services Limited and its predecessors since 2011. Mr. Cummins is a Chartered Accountant in England and Wales. Mr. Cummins holds a bachelor’s degree in Economics from the University of Kingston.

Mr. Ka Wo Chan has served as our director since May 2022. Mr. Chan has over a decade of experience in capital markets and entrepreneurship, where he ran a conglomerate that covers the spectrum from finance to luxury experiences and consumer goods. Under his leadership, the conglomerate grew to encompass Best Leader Precious Metals Limited, which provides trading services in precious metals, gold bullions and commodities to retail clients, institutions and wealth management services across Asia. Since its establishment, Mr. Chan has expanded the business across Australia and the Asia Pacific region. In 2017, Mr. Chan established Sweetbriar Equine Ltd., a company focused on breeding and nurturing equestrian thoroughbred horses. Since 2016, Mr. Chan has been the Founder, Chairman and Chief Executive Officer of House of Connoisseur Ltd., a premium wine importer, wholesaler and retailer in Hong Kong. Under Mr. Chan’s strategic leadership, House of Connoisseur Ltd. has become a recognized brand name in the local wine industry. Mr. Chan is also Co-chairman of the 2020/2021 Flag Day Organizing Committee of the Community Chest, Chinese People’s Political Consultative Conference Member of the 12th Hubei Province Committee, the fifth council member of the China Overseas Friendship Association. Mr. Chan obtained his bachelor’s degree in 2017 from the University of Management & Technology.

As part of the transactions contemplated by the Purchase Agreement, six of the seven current directors and executive officers of the Company, namely Serena Shie, Claudius Tsang, Malcolm F. MacLean IV, Anson Chan, Bryan Biniak and Paul Cummins will resign from all respective positions with the Company. Ka Wo Chan will remain as a director of the Company following the foregoing resignations. In addition, as part of the transactions contemplated by the Purchase Agreement, without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.

There is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was formed on June 28, 2021, and selected December 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended December 31, 2024. The Board has conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2024, through unanimous written resolutions of its directors. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Company at the address and telephone number appearing on the first page of this Information Statement. The Company has not established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board of Directors may do so by directing a written request addressed to the Board of Directors at the address appearing on the first page of this Information Statement.

Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement:

On the Director and Officer Handover Date, the Company’s officers and Board of Directors will comprise of the following five individuals: Ms. Yip Tsz Yan, Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter, Ms. Minjie Mao and Mr. Ka Wo Chan.

Ms. Yip Tsz Yan will serve as Chief Executive Officer, Chief Financial Officer and Chairman. Since October 2024, Ms. Yip has served as Assistant Vice President at Topaz Family Office Limited, a licensed provider of family office services and solutions, where she is responsible for managing family assets, including property portfolios and wealth management solutions. Since 2023, Ms. Yip has served as Project Manager at Wang Fung Engineering Company, where she oversees property reconstruction projects in Hong Kong. Since 2015, she has served as General Manager at Zhuhai Shi Hao Ye Group Co., Ltd., a group focusing on real estate development and construction engineering in China. In this role, she is responsible for business development and project management. She obtained her Associate Degree in Nursing from the Chinese University of Hong Kong in 2014. We believe that Ms. Yip is qualified to serve as our Chief Executive Officer and Chief Financial Officer and Chairman based on her extensive experience in leadership positions across engineering, real estate and financial industries.

Ms. Tsang Wing Sze will serve as an Independent Director. Since 2023, Ms. Tsang has served as a Legal Awareness Advocate at Sunshine2008 Limited, where she provides legal consultation services. Since 2021, she has served as a Customer Relations Manager of Trim Resources Limited, where she is involved in trade between Hong Kong and Europe. Since 2020, she has served as Business Development Manager at CCH7 Solution, where she provides financial solutions for small and medium sized enterprises. Since 2013, Ms. Tsang has served as a Financial Planning Manager at AIA International Limited, where she advises on risk management and retirement strategies. During her tenure, she received the Million Dollar Round Table (MDRT) recognition. She previously served as Medical Consulting Manager at GenDet Medical Centre from 2014 to 2021. Ms. Tsang obtained a Bachelor of Science in Biology from The Chinese University of Hong Kong in 2006. We believe Ms. Tsang is qualified to serve on our Board based on her extensive experience in financial advisory, client relationship management and cross-border business development.

Mr. Luk Sui Cheung Peter will serve as an Independent Director. Since 2001, Mr. Luk has served as the Managing Director of Global Stone & Tile (HK) Ltd., a Hong Kong-based natural stone building material supplier and a nominated natural-stone supplier for projects such as the Hong Kong Disneyland Resort & Hotels. He is responsible for product development and market expansion. Mr. Luk obtained a Postgraduate Diploma in Marketing from the University of the West of England, Bristol in 1982, as well as a Higher National Diploma in Business Studies from Oxford Brookes University in 1980. We believe that Mr. Luk is qualified to serve on our Board based on his long-standing experience in operational leadership and market expansion.

Ms. Minjie Mao will serve as an Independent Director. Ms. Mao founded and has served as Executive Director of Shanghai PanAsia Gemini Financial Consulting Management Co., Ltd., a financial services company, since March 2024. She is responsible for business development, risk management and client relationships. From April 2017 to April 2024, Ms. Mao served as Assistant to the General Manager at Alpward Glanz (Shanghai) Environmental Technology Co., Ltd., a home appliances company specializing in air purification equipment. In this role, she oversaw marketing strategies and supported product development. She obtained a Master of Science in International Marketing from Sheffield Hallam University in 2011, and a Bachelors of Arts in English Language and Literature from Shanghai International Studies University in 2012. We believe that Ms. Mao is qualified to serve on our Board based on her experience in marketing and business operations.

Mr. Ka Wo Chan.    See his experience and biographical information in the foregoing section.

There is no agreement or understanding between the Company, the officer and the 14F Directors pursuant to which he or she was selected as an officer or director. No family relationships exist between any of the officer or 14F Directors. In addition, based on representations from the Sponsor, there are no material proceedings to which any officer or 14F Directors or any associate of any such director or officer is a party adverse to our Company or has a material interest adverse to our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Role in Risk Oversight

Our management is responsible for assessing and managing risks in our business, subject to oversight by the Board. The Board is responsible for overseeing the Company’s processes for assessing and managing risk. Each of the Chief Executive Officer and Chief Financial Officer, with input as appropriate from other appropriate management members, will report and provide relevant information directly to either the Board and/or the audit committee on various types of identified material financial, reputational, legal, operational and business risks to which the Company is or may be subject, as well as mitigation strategies for relevant risks. The Board focuses on our general risk oversight strategy and understanding the ways in which management proactively manages risks and ensures that appropriate risk mitigation strategies are implemented by management. Various committees of the Board assist the Board in this oversight responsibility in their respective areas of responsibility as described in this Information Statement.

Committees of the Board of Directors

We are currently quoted on Over-the Counters (“OTC”) market under the symbols “ASUUF,” “ASCBF,” “ASCWF” and “ASCRF”. The OTC market does not have any requirements for establishing any committees.

The Board has a standing audit, nominating and compensation committee. The independent directors oversee director nominations. Each audit committee and compensation committee has a charter, which was filed with the SEC as exhibits to the Registration Statement on Form S-1 on March 28, 2022.

Audit Committee

We have established an audit committee of the Board of Directors.

Upon their appointment, the members of the audit committee will be Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao, each of whom will qualify as an independent director under Nasdaq’s listing standards. Ms. Minjie Mao will be the chairperson of the audit committee. The Board has determined that Ms. Minjie Mao qualifies as an “audit committee financial expert,” as defined under the rules and regulations of the SEC.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent auditors;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Nominating Committee

We have established a nominating committee of the Board of Directors which will consist of Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao, each of whom will qualify as an independent director under the Nasdaq listing standards. Mr. Luk Sui Cheung Peter will serve as chairman of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Compensation Committee

The compensation committee reviews annually the Company’s corporate goals and objectives relevant to the officers’ compensation, evaluates the officers’ performance in light of such goals and objectives, determines and approves the officers’ compensation level based on this evaluation; makes recommendations to the Board regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans, makes recommendations to the Board with respect to non-CEO and non-CFO compensation and administers the Company’s incentive-compensation plans and equity-based plans. The compensation committee has the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. The chief executive officer of the Company may not be present during voting or deliberations of the compensation committee with respect to his compensation. The Company’s executive officers do not play a role in suggesting their own salaries. Neither the Company nor the compensation committee has engaged a compensation consultant to determine or recommend the amount or form of executive or director compensation. The compensation committee did not meet during 2024.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The members of the compensation committee will be Ms. Tsang Wing Sze, Mr. Luk Sui Cheung Peter and Ms. Minjie Mao, each of whom will qualify as an independent director under Nasdaq’s listing standards. Mr. Luk Sui Cheung Peter will serve as the chairman of the compensation committee.

Code of Ethics

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Director Independence

The OTC markets does not maintain any standards regarding the “independence” of the directors for our Board of Directors, and we are not otherwise subject to the requirements of any national securities exchange or an inter-dealer quotation system with respect to the need to have a majority of our directors be independent.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than 10% of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. To the Company’s knowledge, during the year ended December 31, 2024, there were no delinquent filers.

Shareholder Communications

A shareholder who wishes to communicate with the Board may do so by directing a written request addressed to the Board at the address appearing on the first page of this Information Statement.

COMPENSATION OF DIRECTORS AND OFFICERS

As of the filing of this Schedule 14F-1, the Company does not pay its officers and/or directors any cash compensation for services rendered to us. The Company does not have any employment agreements with its officers and/or directors. We do not have any long-term compensation plans or stock option plans. There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors. The Buyer, the Sponsor, its officers and directors, and any of their respective affiliates, may be reimbursed for any bona-fide, documented out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In addition, we may pay a customary financial consulting fee to an affiliate of the Buyer, which will not be made from the proceeds of our initial public offering held in the trust account prior to the completion of our initial business combination. We may pay such financial consulting fee in the event such party or parties provide us with specific target company, industry, financial or market expertise, as well as insights, relationships, services or resources that we believe are necessary in order to assess, negotiate and consummate an initial business combination. The amount of any such financial consulting fee we pay will be based upon the prevailing market for similar services for comparable transactions at such time, and will be subject to the review of our audit committee. Our audit committee will review on a quarterly basis all payments that were made by us to the Buyer, the Sponsor, officers or directors, or our or any of their respective affiliates.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to our shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. It is unlikely the amount of such compensation will be known at the time such materials are distributed, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined by a compensation committee constituted solely by independent directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Founder Shares

On June 28, 2021, the Sponsor purchased 5,750,000 shares (the “Founder Shares”) of the Company’s Class B ordinary shares, with no par value for an aggregate price of $25,000. On March 24, 2022, the Company cancelled 431,250 of such Founder Shares for no consideration, resulting in 5,318,750 Founder Shares remaining outstanding (of which an aggregate of up to 693,750 shares were subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriter). As a result of the underwriter’s partial exercise of the over-allotment option on May 5, 2022, 318,750 shares of Class B ordinary share were forfeited for no consideration on May 6, 2022.

Pursuant to a Share Exchange Agreement entered by and between the Company and the Sponsor dated December 7, 2023, the Sponsor transferred and delivered to the Company 4,900,000 Class B ordinary shares of the Company in exchange for 4,900,000 Class A ordinary shares of the Company (the “Share Exchange”). The 4,900,000 Class A Shares issued in connection with the Share Exchange are subject to the same restrictions as applied to the Class B Shares before the Share Exchange, including, among other things, certain transfer restrictions, waiver of redemption rights and the obligation to vote in favor of an initial business combination as described in the prospectus for the Company’s initial public offering. The issuance of the 4,900,000 Class A ordinary shares has not been registered under the Securities Act of 1933, as amended, in reliance on the exemption from registration provided by Section 3(a)(9) thereof.

The Initial Shareholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) six months after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On July 8, 2021, the Sponsor agreed to loan the Company an aggregate of up to $400,000 to cover expenses related to the IPO pursuant to a promissory note. This loan is non-interest bearing and payable on the earlier of March 31, 2022 or the completion of the IPO. The amount was subsequently repaid on May 10, 2022.

On December 9, 2024, the Sponsor agreed to loan the Company an aggregate of up to $160,000 to cover various expenses of the Company and for working capital purposes pursuant to a promissory note (the “2024 Note”). This loan is non-interest bearing and payable no later than the date on which the Company consummates an initial business combination. The 2024 Note is convertible into warrants having the same terms and conditions as the Private Warrants, at the price of $1.00 per warrant, at the option of the Sponsor. As of December 31, 2024, there was $157,838 outstanding under the 2024 Note.

On July 15, 2025, Sponsor agreed to loan the Company an aggregate of up to $152,000 to cover various expenses of the Company and for working capital purposes pursuant to a promissory note (the “2025 Note”). This loan is non-interest bearing and payable no later than the date on which the Company consummates an initial business combination. The 2025 Note is convertible into warrants having the same terms and conditions as the Private Warrants, at the price of $1.00 per warrant, at the option of the Sponsor. As of the date of this filing, there was approximately $16,700 outstanding under the 2025 Note.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the

Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,150,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2024 and 2023, there were no Working Capital Loans outstanding.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Related Party Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Forms 10-K and 10-Q, respectively, with the SEC. Copies of such material can be obtained on the SEC’s website (http://www.sec.gov) that contains the filings of issuers with the SEC through the EDGAR system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15, 2025

A SPAC II ACQUISITION Corp.
By:	/s/ Serena Shie
Serena Shie
Chief Executive Officer